SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.)

     Form 20-F           X           Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                       No          X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-               .)

News Release

CNH Chairman Jean Pierre Rosso Appointed to President’s Advisory Committee for Trade Policy and Negotiations

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Lake Forest, IL (December 12, 2002) U.S. President George W. Bush has announced his intention to appoint CNH Chairman Jean Pierre Rosso to serve a two year term as a Member of the Advisory Committee for Trade Policy and Negotiations (ACTPN).

“It is an honor to have been asked to participate in President Bush’s Advisory Committee for Trade Policy and Negotiations,” CNH chairman Jean Pierre Rosso said. “With a distribution network covering over 160 countries in the world, Case New Holland is keenly aware of the importance of free and fair trade.”

The purpose of ACTPN is to provide the U.S. Trade Representative with overall policy advice on matters concerning objectives and bargaining positions before entering into a trade agreement, the operation of any trade agreement once entered into, and other matters arising in connection with trade policy of the United States. The ACTPN consists of 32 members including representatives of non-federal governments, labor, industry, agriculture, small business, service industries, retail and consumer interests.

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CNH Global N.V. (NYSE :CNH) is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2001 were over $9.7 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.

CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By: /s/Darlene M. Roback Darlene M. Roback Assistant Secretary

December 13, 2002